April 29, 2014

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Alison White

Re:	SBL Fund (File Nos. 002-59353 and 811-02753)(the “Registrant”)

Dear Ms. White:

On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) staff on Post-Effective Amendment No. 75 to the registration statement of the Registrant filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the “1933 Act”) on February 28, 2014 relating to the series of the Registrant (each, a “Series”). The SEC staff’s comments were conveyed via a telephone conversation between you and Stephen T. Cohen and Kaitlin C. Bottock of Dechert LLP on March 28, 2014. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

General Comments

1.	Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the SEC staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Registrant acknowledging that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filing reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response: We make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws.

Comments Relating to the Prospectus

Comments Relating to Fees and Expenses of the Series

2.	Comment: Please update the “Fees and Expenses of the Series” tables and confirm that each Series’ total annual fund operating expenses is the correct level of expenses to be disclosed based on the instructions included in Form N-1A.

Response: The Registrant has updated each “Fees and Expenses of the Series” table and confirms that the total annual fund operating expenses for each Series is the correct level of expenses.

3.	Comment: Please remove footnotes in the “Fees and Expenses of the Series” tables that indicate that acquired fund fees and expenses (“AFFE”) or other expenses are based on estimated amounts for the current fiscal year where the AFFE or other expenses will no longer be estimated for the current fiscal year.

Response: We have implemented the requested change.

4.	Comment: For Series that have a fee waiver/expense limitation arrangement, please remove references to this arrangement in the “Fees and Expenses of the Series” tables where the arrangement does not reduce the Series’ total annual fund operating expenses per Item 3(e) of Form N-1A.

Response: We have implemented the requested change.

5.	Comment: In the “Example” section, for Series that have a fee waiver/expense limitation arrangement, please confirm supplementally that the fee waiver/expense limitation is only reflected in the “Example” section for the term of the waiver/limitation as per Instruction 4(a) to Item 3 of Form N-1A.

Response: We confirm that any applicable fee waiver/expense limitation arrangement is reflected in the “Example” section only for the term of the arrangement in accordance with the requirements of Instruction 4(a) to Item 3.

Comments Relating to the Portfolio Turnover of the Series

6.	Comment: For Series that have not operated a full fiscal year, please indicate in the “Portfolio Turnover” section the period for which the Series’ portfolio turnover rate is provided.

Response: We have implemented the requested change.

Comments Relating to the Performance Information of the Series

7.	Comment: Please remove footnotes and references to footnotes in the “Average Annual Total Returns” table that are not applicable for the current fiscal year. Please also update any “since inception” period for which performance is provided where there has been the requisite one, five or ten year periods of performance per Item 4(b)(2)(iii) of Form N-1A.

Response: We have implemented the requested change.

Comments Relating to Series F

8.	Comment: Please consider dividing the first sentence of the Series’ “Principal Investment Strategies” section into more than one sentence.

Response: The Registrant notes that this comment relates to a change of the Series’ 80% policy adopted pursuant to Rule 35d-1 of the Investment Company Act of 1940 (the “1940 Act”). The Registrant further notes that incorporating a revision in response to this comment could be deemed to constitute a change to that policy without the provision of 60 days notice to investors, an act which is prohibited. As a result, the Registrant respectfully responds that it has not made any change in response to this comment.

9.	Comment: Please replace the seventh paragraph “Principal Investment Strategies” section with a clear, ordinary description of the Investment Manager’s investment philosophy.

Response: We have implemented the requested change.

Comments Relating to Series M

10.	Comment: Please discuss supplementally whether the Subsidiary will enter into an investment management agreement pursuant to Section 15(a) of the 1940 Act.

Response: As the Subsidiary is not a registered investment company under the 1940 Act, it is not technically required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 15(a). However, please note that the Subsidiary’s agreement is based on the Series’ investment management agreement, which complies with Section 15(a), and that it is conditioned upon the approval (and renewal, as applicable) of the Series’ agreement.

11.	Comment: Please confirm supplementally whether the Subsidiary will conform with provisions of the 1940 Act governing the composition of its board of directors, including Sections 10 and 16.

Response: As noted above, as the Subsidiary is not a registered investment company under the 1940 Act, it is not required to comply with the Board composition requirements of the 1940 Act applicable to registered investment companies.

12.	Comment: Please confirm supplementally whether the Subsidiary’s board of directors will sign the Registrant’s registration statement.

Response: The Subsidiary’s directors are not required to execute the Registrant’s registration statement. The Subsidiary is neither publicly offering its securities in the United States nor co-issuing the Series’ securities. The Subsidiary is organized solely for the purpose of providing the Series a non-exclusive means by which the Series may advance its investment objective in compliance with an Internal Revenue Service (“IRS”) doctrine which limits the Series’ ability to gain exposure to the commodities markets through direct investments in commodity-linked derivative instruments.

The Staff has issued a number of letters granting no-action relief where registered funds sought to set up offshore entities to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Conduit Letters”).1 In each of the Conduit Letters, the entities were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the entities. From a 1940 Act compliance standpoint, the Registrant is relying on the Conduit Letters. In addition, the Series believes that the Subsidiary is not a co-issuer of the Series’ securities and, therefore, is not required to sign the Registrant’s registration statement.

13.	Comment: Please confirm supplementally that the financial statements of the Subsidiary will be audited and filed with a regulatory body, such as the SEC.

Response: The Subsidiary’s financial statements will be consolidated with the Series’ financial statements pursuant to applicable accounting positions of the Staff.2 The consolidated financial statements of the Series and the Subsidiary will be audited by the Registrant’s independent registered public accounting firm and filed with the SEC.

14.	Comment: Please confirm supplementally that the Subsidiary will meet all requirements of the 1940 Act, in particular the provisions governing investment policies (Section 8), affiliated transactions and custody (Section 17), capital structure and leverage (Section 18) and pricing and accounting to the same extent as the Series.

Response: As noted above, as the Subsidiary is not a registered investment company under the 1940 Act, it is not technically required to comply with the requirements of the 1940 Act applicable to registered investment companies. The Series and its service providers will cause the Subsidiary to comply with the various regulatory limits, to the extent applicable, including those mentioned by the Staff that apply to the Series itself. In addition, custody of the Subsidiary’s assets will be maintained in accordance with the requirements of Section 17(f) of the 1940 Act and the rules thereunder. The Registrant is aware of the requirements of Section 48(a) of the 1940 Act, which prohibits

[1]	See South Asia Portfolio, SEC-No-Action Letter (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 2, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986)
[2]	See Fidelity Select Portfolio, SEC No-Action Letter (April 29, 2008).

the Series from doing indirectly “through or by means of any other person” (i.e., the Subsidiary) what it is prohibited from doing directly.

15.	Comment: Please confirm supplementally whether the Subsidiary will have the same custodian and registered independent public accountant as the Series. Please confirm whether the financial statements of the Subsidiary will be consolidated with those of the Series.

Response: The Subsidiary will have the same custodian as the Series. As noted above: (i) the Subsidiary’s financial statements will be consolidated with the Series’ financial statements and (ii) the consolidated financial statements of the Series and the Subsidiary will be audited by the Registrant’s independent registered public accounting firm.

16.	Comment: Please discuss supplementally whether the Investment Manager will be able to increase the Subsidiary’s management fee without shareholder approval.

Response: The Registrant notes that the Investment Manager for the Series and the Subsidiary has contractually agreed to waive the management fee it receives from the Series in any amount equal to the management fee paid to the Investment Manager by the Subsidiary. The Registrant further notes that this undertaking will continue for so long as the Series invests in the Subsidiary.

17.	Comment: Please provide a supplemental analysis as to whether the Series’ investment in the Subsidiary will be considered liquid.

Response: The Registrant notes that, each business day, the Subsidiary intends to offer to redeem all or a portion of its shares at its current net asset value. We have added disclosure to this effect in the section titled “Determination of Net Asset Value.” Separately, the Series will consolidate its holdings with those of the Subsidiary, as noted above, and will essentially monitor liquidity positions on both the Series and Subsidiary levels.

18.	Comment: Please discuss supplementally whether transactions between the Series and the Subsidiary will implicate Section 17(d) of the 1940 Act.

Response: Section 17(d) of the 1940 Act and the rules thereunder make it unlawful for any affiliated person of a registered investment company acting as principal to effect any transaction in which such fund is a joint or a joint and several participant with such person in contravention of such rules and regulations as the Commission may prescribe. As noted above, the Series will make its investments pursuant to the position of the Staff set forth in the Conduit Letters, and notably the no-action letter issued to The Spain Fund, Inc., which provides relief from Section 17(d).3 Because (i) the Subsidiary will be wholly-owned by the Series, (ii) the Subsidiary will be managed consistently to the Series’ strategies and (iii) the Subsidiary’s structure will not result in additional net revenue to the Series’ affiliated service providers (and notably its investment manager will waive at the Series level the same amount of fees paid by the Subsidiary), the Registrant does not believe that there is a “joint enterprise” for the purposes of Section

[3]	See The Spain Fund, Inc. , SEC No-Action Letter (Mar. 28, 1988).

17(d), or that this is the type of structure that Section 17(d) and Rule 17d-1 are concerned with.

19.	Comment: Please confirm supplementally that: (i) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (ii) the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by the staff.

Response: The Subsidiary has designated an agent for service of process. The Registrant consents to the examination of the Subsidiary’s books and records by the SEC to the same extent that the Registrant’s books and records are subject to inspection by the SEC.

20.	Comment: Please discuss supplementally whether the Series has any intention to sell or transfer interests in the Subsidiary to third parties.

Response: The Registrant confirms that the Series has no intention of selling or transferring interests in the Subsidiary to third parties.

21.	Comment: Please replace the fourth paragraph of the “Principal Investment Strategies” section with a clear, ordinary description of the Investment Manager’s investment philosophy. Please also revise the paragraph to include a clear description of the phrase “alternative investments.”

Response: We have revised the disclosure relating to the Investment Manager’s investment philosophy. With respect to the description of “alternative investments,” the Registrant believes that this term is widely used to refer to asset classes other than stocks, bonds and cash. Accordingly, no change has been made to that portion of the disclosure.

Comments Relating to Series N

22.	Comment: Please consider clarifying the first sentence of the first paragraph of the “Principal Investment Strategies” section. Please also consider disclosing the main equity and fixed income indices to which this sentence refers.

Response: We have implemented the requested change.

23.	Comment: Please confirm supplementally that the reference to the Series’ potential investments in “a limited number of industries or industry sectors” is consistent with the Series’ policy as not “concentrating” its investments in a particular industry.

Response: The Registrant confirms that statement. Although the Series remains able to invest in a “limited number” of industries or industry sectors, the Series does not concentrate its investments in a particular industry.

Comments Specific to Descriptions of Principal Risks

24.	Comment: Please consider removing duplicative disclosure under the “Investment in Investment Vehicles Risk” sub-section.

Response: We have implemented the requested change.

25.	Comment: With respect to the “Tax Risk” sub-section, please advise supplementally whether Series M has or intends to apply for its own private letter ruling (“PLR”) from the IRS.

Response: As noted in the “Tax Risk” sub-section, the Series has not received a PLR. Given that, in July 2011, the IRS suspended the issuance of private letter rulings regarding the investment by registered investment companies in CFCs and in commodities-linked derivative instruments, the Series does not currently anticipate applying for its own PLR. Please note, however, that other funds in the Fund Complex have received PLRs.

26.	Comment: Please advise to what Series the “Tender Option Bonds Risk” and “Zero Coupon Securities Risk” sub-sections apply.

Response: The Registrant respectfully notes that zero-coupon bonds are included as a principal investment strategy for Series A, Series E, Series J, Series M, Series X and Series Y in the sections titled “Principal Investment Strategies” for those Series. As a result, we have retained the sub-section titled “Zero Coupon Securities Risk” in the section titled “Descriptions of Principal Risks.” We have removed the sub-section titled “Tender Option Bonds Risk” because it currently does not represent a principal investment strategy for any Series.

Comments Relating to the Management Fees

27.	Comment: With respect to the reference that an Investment Manager may only receive a reimbursement under the fee waiver/expense limitation arrangement when the operating expenses are less than “the amount specified in the contract”, please consider revising the reference to “the amount specified above.”

Response: We have implemented the requested change.

Comments Relating to the Sub-Advisers

28.	Comment: Please confirm supplementally that an increase in a sub-advisory fee will require shareholder approval. Please note that the SEC recently issued a guidance update (the “Guidance Update”) exploring issues relating to the aggregate advisory fee rate charged multi-manager funds. See Guidance Update No. 2014-3 (Feb. 2013).

Response: The Registrant is familiar with the Guidance Update. The Registrant respectfully notes that none of the Series are currently sub-advised. The Registrant further notes that, if it were to enter into a sub-advisory arrangement on behalf of a Series in the future, it would likely enter into a sub-advisory arrangement on behalf of a Series that is considered to be “traditional” – i.e., the Registrant would enter into an investment management agreement with the Investment Manager and the Investment Manager would separately enter into a sub-advisory agreement with the sub-adviser. The Investment Manager would compensate the sub-adviser out of the management fee it receives from the Series. The Registrant respectfully notes that, under this type of arrangement, the sub-advisory fee may increase without shareholder approval, so long as the aggregate management fee paid by the Series does not increase. The Registrant also respectfully notes that, if it were to enter into a “direct-pay” sub-advisory arrangement – i.e., the Registrant entered into a sub-advisory agreement directly with the sub-adviser and paid the sub-adviser a fee separate from the fee paid to the Investment Manager – an increase in the sub-advisory fee that would result in an increase in the aggregate fee paid by the Series would be done in accordance with law and applicable SEC guidance.

Comments Relating to the SAI

Comments Relating to the Investment Restrictions

29.	Comment: Please incorporate the current restriction under applicable law on a Series’ ability to concentrate (i.e., 25%) in the fundamental policy or the explanatory text relating to that policy.

Response: The Registrant respectfully notes that the Series’ fundamental policy with respect to concentration prohibits each Series from concentrating its investments in a particular industry “except to the extent permitted under the 1940 Act and other applicable laws, rules and regulations, as interpreted, modified, or applied by regulatory authority having jurisdiction from time to time.” The Registrant also respectfully notes that Item 16(c) of Form N-1A does not require specific explanations of the current restrictions relating to each policy. The Registrant believes that its disclosure is sufficient to incorporate the current restrictions on a Series’ ability to concentrate in a particular industry. Accordingly, we respectfully note that we have not made the requested change.

Comments Relating to the Portfolio Managers

30.	Comment: With respect to the “Information Regarding Conflicts of Interest and Compensation of Portfolio Managers” sub-section, please disclose what benchmark(s) are used to determine “individual and firm wide performance” for the calculation of an individual’s bonus.

Response: As described in the above-mentioned sub-section, portfolio manager compensation may include a variety of incentives, including a competitive base salary, bonus, equity participation, co-investment options and participation opportunities in various investments. Because a bonus is one of many incentives, and because the bonus may be tied to either individual or firm wide performance or both, recital of benchmark indices may cause a shareholder to give the bonus undue significance relative to the other incentives by which portfolio managers may be compensated. Moreover, the Registrant believes that its disclosure adequately captures the “structure of, and method used to determine,” the compensation of the Series’ portfolio managers per Item 20(b) of Form N-1A. Accordingly, we respectfully note that we have not made the requested change.

*    *    *

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or Stephen T. Cohen at Dechert LLP at 202.261.3304 with any questions or comments regarding this letter, or if they may assist you in any way.

Very truly yours,

/s/ Amy J. Lee
Amy J. Lee
Secretary and Senior Vice President
Security Investors, LLC